Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

December 13, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on December 13, 2024 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

December 13, 2024

SCHEDULE “A”

NANO Nuclear Energy and Digihost Technology Inc. Announce Collaboration to Establish Microreactor Technology at its 60MW Power Plant in Upstate New York

Miami, FL and New York, NY – December 13, 2024 – Digihost Technology Inc. (“Digihost”) (NASDAQ/TSXV: DGHI), an innovative energy infrastructure company developing data centers, and NANO Nuclear Energy Inc. (NASDAQ: NNE) (“NANO Nuclear”), a leading advanced nuclear energy and technology company focused on developing portable, clean energy solutions, today announced the signing of a Memorandum of Understanding (“MOU”) dated December 12, 2024 to advance the transition to carbon-free energy at Digihost’s 60 megawatt upstate New York power plant.

This strategic collaboration leverages NANO Nuclear’s advanced nuclear reactor technologies in development to provide clean, reliable, and scalable energy for Digihost’s high-tech operations, including AI-driven data centers and digital asset colocation programs. The non-binding MOU is the first step in a broader strategic relationship aimed at positioning both companies as leaders in clean energy solutions. The MOU establishes a framework aimed at enhancing public understanding and community support for nuclear energy, and particularly advanced nuclear technologies such as NANO Nuclear’s ‘ZEUS’ and ‘ODIN’ portable microreactors, which are designed to reliably and safely provide consistent and carbon-neutral baseload energy.

This collaboration signifies a pivotal step toward zero-emission energy solutions for Digihost by transitioning its existing power infrastructure to leverage advanced nuclear energy. In the interim, NANO Nuclear will assist in optimizing Digihost’s existing gas power infrastructure to ensure energy stability while nuclear deployment is developed. As part of the collaboration, NANO Nuclear will provide consulting services to Digihost to support the planning and execution of the project, which will include regulatory advice, site assessment, roadmap development and stakeholder engagement.

Figure 1 - NANO Nuclear Energy Inc. and Digihost Technology Inc. Sign Memorandum of Understanding to Advance the Integration of Carbon-Neutral Advanced Nuclear Energy Power Systems at Digihost’s 60 MW Power Plant.

“The opportunity to collaborate with NANO Nuclear represents a bold move toward achieving our sustainability goals,” said Michel Amar, CEO of Digihost Technology. “By leveraging NANO Nuclear’s advanced nuclear reactor technology, we gain the potential ability to scale quickly across our existing power assets following successful initial deployment. This collaboration positions Digihost at the forefront of delivering reliable, modular baseline power, enabling the development of Tier III HPC data centers in locations previously deemed unfeasible. This strategic move also allows us to capitalize on the rapidly expanding Tier III data center market, further solidifying our leadership in the industry.”

The deployment of NANO Nuclear’s advanced nuclear reactor technology is expected to replace Digihost’s existing infrastructure, advancing Digihost’s commitment to carbon neutrality and providing reliable baseload power for Digihost’s expanding data center operations. The project’s timeline aligns with the NANO Nuclear’s overall expectations for licensing and deployment, with reactor integration within Digihost’s operations targeted for 2031. Before deployment, the companies will conduct a comprehensive site assessment of Digihost’s location, initiate site preparations and develop a comprehensive, phased implementation strategy, collaborate on the design, construction, testing, and commissioning of an advanced microreactor power system, and work together on regulatory and licensing activities. The companies will also look to further memorialize their relationship with definitive agreements.

“This MOU with Digihost highlights the demand for innovative, clean energy solutions that will be required to meet the growing power demands of next-generation digital ecosystems, and NANO Nuclear’s ability to meet that demand,” said Jay Yu, Founder, Chairman and President of NANO Nuclear. “We look forward to leveraging our consulting expertise to help position Digihost as an industry leader in adopting innovative and sustainable energy solutions and optimize its use of current energy solutions in the leadup to a wholesale overhaul of its energy sources, and to further exploring opportunities with Digihost as we progress in the coming years towards licensing and deployment of our reactors.”

“We are excited to collaborate with Digihost to redefine energy solutions for high-tech industries,” said James Walker, Chief Executive Officer and Head of Reactor Development of NANO Nuclear Energy. “This MOU marks a significant step toward delivering carbon-free, scalable energy while ensuring operational reliability. It also allows us to refine and adapt our approach to addressing large-scale energy demands that were previously outside the focus of our microreactors, equipping us with invaluable insights and data to improve the scalability of our power systems and expand our range of solutions in the future.”

About Digihost Technologies Inc.

Digihost is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets

For more corporate information please visit:  https://www.digihostpower.com//

Digihost Technologies LINKEDIN

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For further Digihost Technology information, please contact:

Michel Amar, Chief Executive Officer

Email: IR@Digihostpower.com

Business Tel: (888)-474-9222

About NANO Nuclear Energy, Inc.

NANO Nuclear Energy Inc. (NASDAQ: NNE) is an advanced technology-driven nuclear energy company seeking to become a commercially focused, diversified, and vertically integrated company across five business lines: (i) cutting edge portable microreactor technology, (ii) nuclear fuel fabrication, (iii) nuclear fuel transportation, (iv) nuclear applications for space and (v) nuclear industry consulting services. NANO Nuclear believes it is the first portable nuclear microreactor company to be listed publicly in the U.S.

Led by a world-class nuclear engineering team, NANO Nuclear’s products in technical development are “ZEUS”, a solid core battery reactor, and “ODIN”, a low-pressure coolant reactor, each representing advanced developments in clean energy solutions that are portable, on-demand capable, advanced nuclear microreactors.

Advanced Fuel Transportation Inc. (AFT), a NANO Nuclear subsidiary, is led by former executives from the largest transportation company in the world aiming to build a North American transportation company that will provide commercial quantities of HALEU fuel to small modular reactors, microreactor companies, national laboratories, military, and DOE programs. Through NANO Nuclear, AFT is the exclusive licensee of a patented high-capacity HALEU fuel transportation basket developed by three major U.S. national nuclear laboratories and funded by the Department of Energy. Assuming development and commercialization, AFT is expected to form part of the only vertically integrated nuclear fuel business of its kind in North America.

HALEU Energy Fuel Inc. (HEF), a NANO Nuclear subsidiary, is focusing on the future development of a domestic source for a High-Assay, Low-Enriched Uranium (HALEU) fuel fabrication pipeline for NANO Nuclear’s own microreactors as well as the broader advanced nuclear reactor industry.

NANO Nuclear Space Inc. (NNS), a NANO Nuclear subsidiary, is exploring the potential commercial applications of NANO Nuclear’s developing micronuclear reactor technology in space. NNS is focusing on applications such as power systems for extraterrestrial projects and human sustaining environments, and potentially propulsion technology for long haul space missions. NNS’ initial focus will be on cis-lunar applications, referring to uses in the space region extending from Earth to the area surrounding the Moon’s surface.

For more corporate information please visit: https://NanoNuclearEnergy.com/

For further NANO Nuclear information, please contact:

Email: IR@NANONuclearEnergy.com
Business Tel: (212) 634-9206

PLEASE FOLLOW OUR SOCIAL MEDIA PAGES HERE:

NANO Nuclear Energy LINKEDIN
NANO Nuclear Energy YOUTUBE
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Cautionary Statement

Trading in the securities of the Digihost and NANO Nuclear should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor The Nasdaq Stock Market accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Disclaimer of Digihost

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of Digihost’s expansion efforts, potential for Digihost’s long-term growth, and the business goals and objectives of Digihost. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; development and integration of clean energy solutions may not be completed on the timelines anticipated by Digihost, or at all; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by Digihost, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; an increase in natural gas prices may negatively affect the profitability of Digihost’s power plant; the digital currency market; Digihost’s ability to successfully mine digital currency on the cloud; Digihost may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on Digihost’s operations; the volatility of digital currency prices; and other related risks as more fully set out in Digihost’s Annual Information Form and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of Digihost based on information currently available to Digihost. In connection with the forward-looking information contained in this news release, Digihost has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of Digihost’s assets going forward; Digihost’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of Digihost to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which Digihost operates; and there will be no regulation or law that will prevent Digihost from operating its business. Digihost has also assumed that no significant events occur outside of Digihost’s normal course of business. Although Digihost believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. Digihost undertakes no obligation to revise or update any forward-looking information other than as required by law.

Cautionary Note Regarding Forward Looking Statements of NANO Nuclear

This news release and statements of NANO Nuclear’s in its collaborators’ management in connection with this news release or related events contain or may contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements mean statements related to future events, which may impact NANO Nuclear’s expected future business and financial performance, and often contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “potential”, “will”, “should”, “could”, “would” or “may” and other words of similar meaning. In this press release, forward-looking statements include, without limitation, those related to the anticipated benefits to NANO Nuclear of the memorandum of understanding with Digihost described herein. These forward-looking statements are based on information available to NANO Nuclear as of the date of this news release and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve significant known and unknown risks, uncertainties and other factors, which may be beyond NANO Nuclear’s control. For NANO Nuclear, particular risks and uncertainties that could cause actual future results to differ materially from those expressed in forward-looking statements include but are not limited to the following: (i) risks related to NANO Nuclear’s U.S. Department of Energy (“DOE”), U.S. Nuclear Regulatory Commission (“NRC”) or state nuclear fuel licensing submissions, (ii) risks related the development of new or advanced technology, including difficulties with design and testing, cost overruns, regulatory delays and the development of competitive technology, (iii) NANO Nuclear’s ability to obtain contracts and funding to be able to continue operations, (iv) risks related to uncertainty regarding our ability to technologically develop and commercially deploy a competitive advanced nuclear reactor or other technology in the timelines anticipated, if ever, (v) risks related to the impact of government regulation and policies including by the DOE and NRC, including those associated with the recently enacted ADVANCE Act, and (vi) similar risks and uncertainties associated with the operating an early stage business a highly regulated and rapidly evolving industry. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this news release. These factors may not constitute all factors that could cause actual results to differ from those discussed in any forward-looking statement, and NANO Nuclear therefore encourages investors to review other factors that may affect future results in its filings with the SEC, which are available for review at www.sec.gov and at https://ir.nanonuclearenergy.com/financial-information/sec-filings. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. NANO Nuclear does not undertake to update its forward-looking statements to reflect events or circumstances that may arise after the date of this news release, except as required by law.